EXHIBIT 11


COMPUTATION OF EARNINGS PER SHARE

Primary and Fully Diluted:                   1995         1994         1993
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
  Weighted Average Shares Outstanding        1,252,983    1,212,953    1,195,286
  Dilutive Effect of Stock Options             105,116            -            -

  Weighted Average Common and Equivalent
   Shares Outstanding                        1,358,099    1,212,953    1,195,286